Issuer Free Writing Prospectus (relating to the Preliminary Prospectus Supplement dated November 20, 2013 and the Prospectus dated October 1, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-191504 Dated: November 20, 2013

Domtar Corporation

Pricing Term Sheet

The information in this pricing term sheet supplements the preliminary prospectus supplement, dated November 20, 2013, and the prospectus dated October 1, 2013 (together, the “Preliminary Prospectus”) of Domtar Corporation, and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

Issuer:	Domtar Corporation

Security:	6.75% Senior Notes due 2044

Size:	$250,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	February 15, 2044

Coupon:	6.75%

Public Offering Price:	99.719%

Yield to Maturity:	6.773%

Spread to Benchmark Treasury:	287.5 bps

Benchmark Treasury:	3.625% UST due August 15, 2043

Benchmark Treasury Price and Yield:	95-07; 3.898%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2014

Optional Redemption:	At any time, in whole, or from time to time in part, at a redemption price equal to the greater of (i) 100% of principal amount or (ii) a make-whole call at a discount rate equal to the Adjusted Treasury Rate plus 45 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; provided, that if the Issuer redeems any notes on or after August 15, 2043 (six months prior to the stated maturity date of the notes), the redemption price for those notes will equal 100% of the principal amount of the notes to be redeemed, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Special Mandatory Redemption:	In the event that the Acquisition is not consummated on or before July 31, 2014 or the Purchase Agreement is terminated at any time prior thereto, the Issuer will be required to redeem the notes, in whole and not in part, for a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Net Proceeds to Issuer (After Underwriting Discounts and Commissions and Before Offering Expenses):	$247,110,000

Trade Date:	November 20, 2013

Settlement:	T+4; November 26, 2013. It is expected that delivery of the notes will be made against payment therefore on or about November 26, 2013, which is the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

CUSIP / ISIN:	257559 AK0 / US257559AK07

Expected Ratings:	Baa3/BBB-

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Scotia Capital (USA) Inc.

CIBC World Markets Corp.

Goldman, Sachs & Co.

RBC Capital Markets, LLC

BMO Capital Markets Corp.

Desjardins Securities Inc.

National Bank of Canada Financial Inc.

Rabo Securities USA, Inc.

TD Securities (USA) LLC

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Deutsche Bank Securities Inc., toll-free at 1-800-503-4611 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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